UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2013

Commission File Number:  001-35457

BGS ACQUISITION CORP.
Olazbal 1150
CuidadAutonoma de Buenos Aires
Argentina 1428
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

EXPLANATORY NOTE

The Company is currently subject to the foreign private issuer rules and, as such, the Company is not required to file Quarterly Reports on Form 10-Q with the Securities and Exchange Commission (the “SEC”).  However, pursuant to the requirements of the NASDAQ Capital Market and certain contractual obligations, the Company is furnishing to the SEC, under cover of this Form 6-K, the unaudited financial statements and certain other information that would have been included by the Company in a Form 10-Q for the three and six months ended January 31, 2013, and for the period from August 9, 2011 (date of incorporation) to January 31, 2013, had it been required to file a report on Form 10-Q for that period.

Financial Statements

Unaudited financial statements for the three and six months ended January 31, 2013 and for the period from August 9, 2011 (date of incorporation) to January 31, 2013 are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,”“expect,”“anticipate,”“project,”“target,”“optimistic,”“intend,”“aim,”“will” or similar expressions are intended to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. These statements are based on the beliefs of, as well as assumptions made by, our management and information currently available to us and reflect our current view concerning future events. As such, they are subject to risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among many others: our status as a development stage company; the reduction of the proceeds held in the trust account due to third party claims; our selection of a prospective target business or asset; our issuance of our capital shares or incurrence of debt to complete a business combination; our ability to consummate an attractive business combination due to our limited resources and the significant competition for business combination opportunities; conflicts of interest of our officers and directors; potential current or future affiliations of our officers and directors with competing businesses; our ability to obtain additional financing if necessary; our initial shareholders’, officers’ and directors’ ability to control or influence the outcome of matters requiring shareholder approval due to their substantial interest in us; delisting of our securities from the NASDAQ Capital Market or an inability to have our securities listed on the NASDAQ Capital Market following a business combination; the adverse effect the outstanding warrants may have on the market price of our ordinary shares; the adverse effect on the market price of our ordinary shares due to the existence of registration rights with respect to the securities owned by our initial shareholder, officers and directors; the lack of a market for our securities; our being deemed an investment company; our dependence on our key personnel; our dependence on a single company after our business combination; environmental, permitting and other regulatory risks; foreign currency fluctuations and overall political risk in foreign jurisdictions; our operating and capital expenditures; our competitive position; expected results of operations and/or financial position; any of the factors in the “Risk Factors” section of our Annual Report on Form 20-F; other risks identified in this Report and any statements of assumptions underlying any of the foregoing. You should also carefully review other reports that we file with the SEC. We assume no obligation, and do not intend, to update these forward-looking statements, except as required by law.

Overview

We are a blank check British Virgin Islands business company with limited liability formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more operating businesses or assets that we have to identify. We have not identified any acquisition target but have focused on acquiring operating businesses that have their primary operations located in any of (a) the MERCOSUR countries (Argentina, Brazil, Paraguay and Uruguay), (b) associate member countries of the MERCOSUR countries (Bolivia, Chile, Colombia, Ecuador and Peru), (c) Latin America generally or (d) the United States in areas principally serving the Hispanic market.  The NASDAQ Capital Market rules require that our initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the sum of the balance in the trust account (less any deferred corporate finance fees and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination.

We intend to use cash in the trust account from the proceeds of our initial public offering (“Public Offering”) and private placements of warrants (described below), our authorized shares,incurred debt, or a combination of cash, shares and debt, in effecting our initial business combination. However, the ultimate consideration we pay to complete a business combination depends upon the requirements of the target business or asset, and the amount of funds available to us from the trust account following any payments to holders redeeming their ordinary shares. The target’s preference in receiving consideration in the form of cash, stock or a blend of cash and stock may be driven by the target’s desire for working capital, cash in-hand or control of the post-transaction entity. To the extent the value of the target business or asset exceeds the value of the funds held in our trust account, it is likely that we would issue additional authorized shares, incur debt, or a combination of cash, shares and debt to complete such business combination. We cannot assure you whether or not we may issue shares of our capital stock or debt securities to complete a business combination because we have not identified a target business or asset, do not know what industry such ultimate target will be operating in and do not know the amount of funds that will ultimately be available to us to complete our business combination. The issuance of additional shares:

●           may significantly reduce the equity interest of investors in our Public Offering;

●           may subordinate the rights of holders of ordinary shares if we issue preferred shares with rights senior to those afforded to the holders of our ordinary shares;

●           may likely cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

●           may adversely affect prevailing market prices for our ordinary shares and/or warrants.

Similarly, if we incur substantial debt, it could result in:

●           default and foreclosure on our assets if our operating cash flow after a business combination is insufficient to pay our debt obligations;

●           acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

●           our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

●           covenants that limit our ability to acquire capital assets or make additional acquisitions;

●           our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding;

●           our inability to pay dividends on our ordinary shares;

●           using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

●           limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

●           increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

●           limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

To the extent we have funds remaining in our trust account following the consummation of a business combination, those funds may be used for any purpose agreed to between us and the target business based upon the needs of the post transaction entity, including but not limited to, working capital, debt repayment or employee compensation.

Results of Operations

Through January 31, 2013 (and the date of this filing), our efforts have been limited to organizational activities, activities relating to our Public Offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. We have not generated any revenues to date and will not generate any revenues until after we consummate our initial business combination, at the earliest.  We may generate non-operating income in the form of interest income on cash and cash equivalents.  As of January 31, 2013, $40,600,016 was held in the trust account (including $800,000 of the deferred corporate finance fee to be paid to the underwriters of our Public Offering in the event of an initial business combination and $2,450,000 from the sale of the insider warrants) and we had cash outside of the trust account of $26,623. All of the interest income on the balance of the trust account (net of taxes payable) may be available to us to fund our working capital requirements but given the current interest rates, it is doubtful that we will earn a significant amount of interest. The current low interest rate environment may make it more difficult for such investments to generate sufficient funds, together with the amounts available outside the trust account, to locate, conduct due diligence, structure, negotiate and close our business combination. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. Our chairman, Julio Gutierrez, has agreed to loan us up to an aggregate of $500,000 (or a higher amount at his discretion) to fund our working capital needs prior to our initial business combination, $90,325 of which has been loaned to us as of January 31, 2013. In the event our initial business combination does not close, we may use a portion of the offering proceeds held outside the trust account, if any, to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment. In the event our initial business combination is consummated, Mr. Gutierrez, at his option, may convert the loans into warrants of the post business combination entity at $0.75 per warrant.

For the three months ended January 31, 2013, we had a net loss of $54,208, attributable to operating expenses.  For the six months ended January 31, 2013, the Company had a net loss of $130,534, attributable to operating expenses. For the period from August 9, 2011 (date of incorporation) through January 31, 2013, the Company had a net loss of $311,703, attributable to formation and operating costs expenses offset by interest income from trust fund investments.

Liquidity and Capital Resources

On March 26, 2012, we consummated the Public Offering of 4,000,000 units at a price of $10.00 per unit. Simultaneously with the consummation of our Public Offering, we consummated the sale of 3,000,000 warrants (“Insider Warrants”) to certain investors (including certain of our officers and directors) at a price of $0.75 per warrant or $2,250,000 in the aggregate and 266,667 warrants (“Underwriter Warrants”) to the underwriters of the Public Offering, at a price of $0.75 per warrant or $200,000.  We received net proceeds from our Public Offering and the sale of the Insider Warrants and Underwriter Warrants of $40,600,000, net of the non-deferred portion of the corporate finance fee of $1.2 million and offering costs and other expenses of approximately $450,000.

As of January 31, 2013, we had $26,623 in a bank account available for use by management to cover the costs associated with identifying a target business and negotiating an acquisition or merger, in addition to the up to $500,000 in loans available from Julio Gutierrez, our chairman, $90,325 of which has been loaned to us as of January 31, 2013.

Our Public Offering and private placements of warrants to our initial investors and underwriters provided us with $200,000 of working capital after transferring $40,600,000 into the trust account. For the period from August 9, 2011 (date of incorporation) to January 31, 2013 we used cash of $279,086 in operating activities and an amount of $40,905,725 was provided by financing activities.

We intend to use substantially all of the funds held in the trust account (net of taxes) to consummate our initial business combination. To the extent our capital stock or debt is used, in whole or in part, as consideration to consummate our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

We believe that the $26,623 held outside the trust account as of January 31, 2013 along with the up to $500,000 required to be loaned to us by Julio Gutierrez ($90,325 of which has been loaned to us as of January 31, 2013) and the up to 100% of the interest earned on the proceeds placed in the trust account will be sufficient to cover our day-to-day operating expenses (other than expenses relating to the consummation of our business combination) until September 26, 2013.  Such loans from Mr. Gutierrez will not have a claim against the trust account and will not reduce the per-share redemption price to below $10.15.  Such loans will not provide any recourse against the trust account nor pay any interest prior to the consummation of the business combination and be no more favorable than could be obtained by a third party.  Mr. Gutierrez may, at his option, convert such loans into warrants of the post business combination entity at a price of $0.75 per warrant and would be identical to the insider warrants. The holders of a majority of such warrants (or underlying shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan. The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date. We will bear the expense incurred with the filing of any such registration statements.

Related Party Transactions

Commencing on March 26, 2012, we entered into an agreement with BGS Group SA, an affiliate of Mr. Gutierrez, to provide at no cost office space, secretarial, and administrative services. This agreement will expire upon the earlier of: (a) the successful completion of the initial business combination or (b) the date on which we are dissolved and liquidated.

Mr. Gutierrez, our chairman, has agreed to be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement reduce the amounts in the trust account to below $10.15 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters against certain liabilities, including liabilities under the Securities Act. In the event an executed waiver is deemed to be unenforceable against a third party, Mr. Gutierrez will not be responsible to the extent of any liability for such third party claims.

In addition, in the event we are forced to liquidate pursuant to our memorandum and articles of association and do not have sufficient funds from our remaining assets outside of the trust account (which may include up to 100% of the interest earned on the proceeds placed in trust), Mr. Gutierrez has agreed to advance us the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the trust account to our public shareholders and has agreed not to seek repayment for such expenses.

Recent Accounting Pronouncements

We do not believe that the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

The funds held in our trust account may be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and that invest solely in U.S. Treasuries.

PART II. OTHER INFORMATION

LEGAL PROCEEDINGS

None

RISK FACTORS

Factors that could cause our actual results to differ materially from those in this report are any of the risks described in our Annual Report on Form 20-F dated December 14, 2012 filed with the SEC. Any of these factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations.

As of the date of this Report, there have been no material changes to the risk factors disclosed in our Annual Report on Form 20-F dated December 14, 2012 filed with the SEC, except we may disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None

DEFAULTS UPON SENIOR SECURITIES

None

OTHER INFORMATION

None

EXHIBITS

99.1	Financial Statements for the three and six month periods ended January 31, 2013 and for the period from August 9, 2011 (date of incorporation) to January 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

BGS ACQUISITION CORP.

By:	/s/ Cesar Baez
Cesar Baez
Chief Executive Officer

March 7, 2013